UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                                WAVEPHORE, INC.
                               (Name of Issuer)

                          COMMON STOCK - NO PAR VALUE
                        (Title of Class of Securities)

                                  943567 10 7
                                (CUSIP Number)

                           Mason Best Company, L.P.
                         2121 San Jacinto, Suite 1000
                             Dallas, Texas  75201
                             Attn:  Brien P. Smith
                                (214) 754-2629

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               OCTOBER 24, 1996
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 943567 10 7                 13D                       PAGE 2 OF 5
---------------------------------------------------------------------------

(1)   NAME OF REPORTING PERSONS.
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Mason Best Company, L.P.            75-1974755

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
   ---
                                                                        (b) [  ]

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
      N/A

(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   ---
      PURSUANT TO ITEM 2(D) OR 2(E)                                     [  ]

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas

        NUMBER OF       (7)   SOLE VOTING POWER
         SHARES               0* (see Item 2)
      BENEFICIALLY
        OWNED BY
          EACH          (8)   SHARED VOTING POWER
        REPORTING
       PERSON WITH
                        (9)   SOLE DISPOSITIVE POWER  0* (see Item 2)

                        (10)  SHARED DISPOSITIVE POWER

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0* (see Item 2)

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    --
      CERTAIN SHARES*                                                   [  ]

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%

(14)  TYPE OF REPORTING PERSON*
      PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 943567 10 7                 13D                       PAGE 3 OF 5
---------------------------------------------------------------------------

ITEM 1.     ISSUER

      This statement relates to the common stock, no par value, of WavePhore, Inc. ("Issuer"), CUSIP 943567107. The address of the Issuer's principal executive offices is 3311 North 44th Street, Phoenix, Arizona 85018.

ITEM 2.     IDENTITY AND BACKGROUND

      (a)-(c) The person filing, who may be deemed to have been a beneficial owner of the shares of common stock covered by this Form 13D, is Mason Best Company, L.P., a limited partnership organized under the laws of, and having its principal place of business in, Texas. Its principal address is 2121 San Jacinto, Suite 1000, Dallas, Texas 75201. Mason Best Company, L.P. is a merchant banking company. MB Partners, Ltd. is its sole general partner and has the same principal place of business and address as Mason Best Company, L.P. Elvis L. Mason owns 50% of MB Partners, Ltd., but holds 100% of the voting rights of Mason Best Company, L.P.

      (d)-(e) Neither Mason Best Company, L.P. nor MB Partners, Ltd. has, within the past five years, been convicted in a criminal proceeding or a party to a civil proceeding of the type specified.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The source and amount of funds is not applicable as this amendment is being filed to report a material decrease in the percentage of shares of the Issuer beneficially owned by Mason Best Company, L.P.

ITEM 4.     PURPOSE OF TRANSACTION

      On September 27, 1996, the Issuer issued 500,000 shares of its common stock to Intel Corporation pursuant to a Stock Purchase Agreement dated as of September 13, 1996 (the "Transaction"). The Transaction caused a decrease in the percentage of shares of the Issuer beneficially owned by Mason Best Company, L.P. from 6% to 3.8%.

      (a) Mason Best Company, L.P. may acquire or sell shares of the Issuer at any time, subject to compliance with applicable securities laws. Effective October 24, 1996, Mason Best Company, L.P. distributed all of the shares of the Issuer beneficially owned by Mason Best Company, L.P. to the limited partners of Mason Best Company, L.P. in accordance with the limited partnership agreement of Mason Best Company, L.P. (the "Distribution"). The Distribution caused a decrease in the percentage of shares of the Issuer beneficially owned by Mason Best Company, L.P. from 3.8% to 0%.

      (b)-(f) The material decrease in the percentage of shares of the Issuer owned by Mason Best Company, L.P. does not involve an extraordinary transaction such as a sale or transfer of material assets of the Issuer, a change in the present board of directors, a material change in the capitalization or dividend policy of Issuer, or any other change in the Issuer's structure.

CUSIP NO. 943567 10 7                 13D                       PAGE 4 OF 5
---------------------------------------------------------------------------

      (g)-(j) The material decrease in the percentage of shares of the Issuer owned by Mason Best Company, L.P. does not involve changes that may impede the acquisition of control of the Issuer by any person, causing any delisting, terminating the registration of any class of securities, or any similar action.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

      (a)-(b) Mason Best Company, L.P. is the beneficial owner for its own account of no shares of common stock of Issuer.

      (c) Effective October 24, 1996, Mason Best Company, L.P. distributed all of the 627,270 shares of the Issuer beneficially owned by Mason Best Company, L.P. to the limited partners of Mason Best Company, L.P. in accordance with the limited partnership agreement of Mason Best Company, L.P. No consideration was paid by the limited partners for the shares received by them in the Distribution. Mason Best Company, L.P. has not effected any transactions with respect to the Issuer's common stock during the past 60 days other than the Distribution.

      (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares.

      (e) On September 27, 1996, Mason Best Company, L.P. ceased to be the beneficial owner of more than 5% of the Issuer's common stock as a result of the Transaction.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THIS ISSUER

      Mason Best Company, L.P. has no contracts, arrangements, understandings, or relationships with respect to securities of the Issuer other than as described below.

      The Issuer agreed, in the purchase agreement pursuant to which the securities of the Issuer were purchased by Mason Best Company, L.P. (the "Purchase Agreement"), to file a registration statement with the Securities and Exchange Commission no later than the six month anniversary of December 29, 1995 to register the securities of the Issuer purchased by Mason Best Company, L.P. The Issuer also agreed to use its reasonable best efforts to have such registration statement declared effective as soon as practicable thereafter. In addition, Mason Best Company, L.P. agreed to transfer 119,759 shares to certain employees of Mainstream Data, Inc. in connection with the Purchase Agreement, and the Issuer has consented to such transfer.

      Effective October 24, 1996, Mason Best Company, L.P. distributed all of the shares of the Issuer beneficially owned by Mason Best Company, L.P. to the limited partners of Mason Best Company, L.P. in accordance with the limited partnership agreement of Mason Best Company, L.P.

ITEM 7.

      Not Applicable.

CUSIP NO. 943567 10 7                 13D                       PAGE 5 OF 5
---------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              NOVEMBER 4, 1996

                              MASON BEST COMPANY, L.P.

                              By:   MB Partners, Ltd.,
                                    its General Partner

                              By:   E.L. Mason Corporation,
                               its General Partner


                              By:/s/ BRIEN P. SMITH
                              Name:  BRIEN P. SMITH
                              Title:  VICE PRESIDENT